

December 31, 2013

<u>Via E-mail</u>
Joseph A. Jolson
Chief Executive Officer
JMP Group, Inc.
6000 Montgomery Street, Suite 1100
San Francisco, California 94111

   Re: JMP Group, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2012
      Filed March 8, 2013
      Form 10-Q for the Quarterly Period Ended September 30, 2013
      Filed October 31, 2013
      File No. 001-33448

Dear Mr. Jolson:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30</u>

<u>Asset Management Fees, page 31</u>

1. We note your disclosure that your asset management fees are based on the quarter-beginning capital balance for hedge funds and funds of funds, aggregate capital commitments during the commitment period and on invested capital following the commitment period for private equity funds, and aggregate capital balances for CLOs. In an effort to provide more transparent disclosures regarding trends in investment management fees, please revise your future filings to include the following:

- Rollforward of your Assets Under Management (AUM) for each period presented by fund type to separately present gross inflows and outflows, distributions for a realization event, and market appreciation/depreciation.
- Discussion of the underlying reasons for changes in AUM on a gross basis.
- For assets where management fees are based on the average AUM, disclose the average AUM by asset type for each period presented.

2.   Please revise your future filings to discuss the redemption terms of your funds. In this regard disclose the following:

- Whether redemption notices/return of capital requests must be received in the period prior to payment and, if yes, the length of this period.
- Amount of redemption notices/return of capital requests received and outstanding through the end of the reporting period presented.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 61

Equity Price and Liquidity Risk, page 62

3.   We note your disclosure of the effect a hypothetical 10% decline in prices in your marketable equity securities and investments funds would have on your results of operations. Please tell us and expand your future filings to clarify why you did not disclose the effect a 10% decrease in the fair value of your investment in the equity securities in HGC, HGC II and JMP Capital would have on your results of operations.

4.   Please revise your future filings to disclose the impact the changes in interest rates may have on your future earnings as it relates to your loans collateralizing asset-backed securities and asset-backed securities issued. Refer to Regulation S-K Item 305(a).

Notes to Consolidated Financial Statements, page 72

Note 2 - Summary of Significant Accounting Policies, page 72

Basis of Presentation, page 72

5.   We note your disclosure that for asset management funds managed by HCS you evaluate the rights of the limited partners to determine whether to consolidate the fund in accordance with ASC 810-20-25. Please revise your future filings to disclose, if correct, that first you determine whether these funds are VIEs in accordance with ASC 810-10-15-14 and you perform the quantitative assessment to determine whether you are the primary beneficiary. For those funds that you determined do not meet the definition of a VIE, disclose that these funds are considered voting interest entities for which you evaluate the rights of the limited partners to determine whether to consolidate the fund.

Fair Value of Financial Instruments, page 77

6.   We note your disclosure that certain of your financial instruments are valued based on broker or dealer price quotations. Please enhance your disclosure in future filings to address the following:

- The average number of broker quotes received;
- The process you undertake to validate the broker quotes received;
- Whether the broker(s) provide you sufficient detail such that you are able to assess whether the pricing methodology complies with ASC 820; and
- The frequency with which you adjust the pricing of any particular security you receive from the broker(s).

7.   Please revise your future filings to provide a discussion of the valuation processes utilized by management in valuing your Level III measurements (for example, how an entity decides its policies and procedures and analyzes changes in measurements from period to period) as required by ASC 820-10-50-2(f) and 820-10-55-105.

Allowance for Loan Losses, page 80

8.   Please revise your future filings to disclose your consideration of historic losses and existing economic conditions in your estimate of the allowance for loan losses as required by ASC 310-10-50-11B.

Asset-Backed Securities Issued, page 81

9.   We note your disclosure that the liquidity discount you recorded at the acquisition date of Cratos CLO is amortized into interest expense over the expected remaining lives of the ABS using the interest method. Please tell us what accounting literature you relied on to determine the appropriate amortization period for the liquidity discount.

Note 4 – Fair Value Measurements, page 83

10.   We note from your tabular disclosure of Level III fair value measurements on page 85 that the fair value of small business loans and equity securities in HCG and JMP Capital is based on various valuation techniques. Please revise your future filings to quantify the amount of investments valued using each of the disclosed methods.

11.   We note that certain of your equity securities in HCG, HGC II and JMP Capital and forward purchase contracts are valued based on market comparable companies discounted for lack of marketability. Please revise your future filings to explain how such discounts for lack of marketability are determined.

12.   We note your disclosure that your investments in funds of funds managed by HCS and private equity fund are valued using the Net Asset Value of the underlying fund.

However, it is not clear to us where you have provided all of the required disclosures of ASC 820-10-50-6A. Please advise or revise your future filings as necessary.

Note 5 – Loans Collateralizing Asset-backed Securities Issued and Loans Held for-Sale, page 87

13.   Please revise your loan activity table to separately identify the amount of loans funded in comparison to those that have been purchased during the periods presented.

Note 10 – Stock-Based Compensation, page 93

Restricted Stock Units, page 94

14.   We note your disclosures related to Restricted Stock Units (RSU) issued during the periods presented. Please revise your future filings to disclose the following:

- Significant assumptions used to determine the fair value of RSUs. Refer to ASC 718-10-50-2(f).
- For assumptions used to determine the liquidity discount for post-vesting restrictions disclose whether you use a qualitative assessment, a quantitative model or some blend of both. Tell us the estimated period of time you used to determine this discount. Additionally, disclose what factors impacted the change in discount from 10% in 2010 to 15% in 2011.

Part III, page 105

Item 10. Directors, Executive Officers and Corporate Governance, page 105

15.   Please expand the discussion to describe the processes for managing your material risks. The discussion should address:

- who has responsibility for defining and managing your various risks;
- how information relating to these risks is reported to the board, its various committees and the parties responsible for managing the material risks; and
- key tools used to monitor material risks.

Item 11. Executive Compensation, page 105

16.   We note that individual compensation levels are determined on a discretionary basis. Please expand your disclosure to describe the factors the Compensation Committee considered awarding the revenue productivity, the subsidiary management bonus and the cash bonus. Expand the discussion of the company based goals and individual performance goals to explain which bonuses these goals were designed to affect. Additionally, discuss the level of achievement of these goals and how these achievements impacted the bonuses awarded.

Form 10-Q for the Quarter Ended September 30, 2013

Notes to Consolidated Financial Statements, page 10

Note 2 – Summary of Significant Accounting Policies, page 10

Recent Business Transactions, page 10

17.   We note your disclosure related to the consolidation analysis you performed at the time of the HCC initial public offering and your decision to deconsolidate HCC effective May 2, 2013. We also note your disclosure that HCAP Advisors manages HCC's day-to-day operations and provides them with investment advisory services. In light of this ongoing relationship, please provide us with your analysis and revise your future filings, as necessary, to clarify why you no longer consolidate HCC.

Note 5 - Loans Collateralizing Asset-backed Securities Issued and Loans Held for Sale, page 18

Allowance for Loan Losses, page 20

18.   We note your disclosure that loans recorded upon the acquisition of Cratos are recorded at fair value. We also note your disclosure that $0.4 million and $1.5 million of the reserve recorded in the three and nine months ended September 30, 2013, respectively, related to the loans associated with CLO II, acquired in April 2013. Since ASC 805 requires any credit impairment and cash-flow uncertainty to be considered in the fair value measurement at acquisition, it is unclear to us why such a substantial additional provision was subsequently recorded in the same interim period so soon after the acquisition of the loan portfolio at fair value. Please tell us and revise your future filings to discuss the applicable accounting guidance you relied on to record an allowance through provision expense for this acquired loan portfolio.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 42

Revenues, page 47

Investment Banking, page 47

19.   We note your disclosure related to your investment banking revenues for the three months ended September 30, 2013 as compared to three months ended September 30, 2012. It is unclear how your trends in transactions correlate to the changes in revenue period over period. For example, you disclose that you executed five debt and convertible transactions in the third quarter of 2013 in comparison to three during the

same period during 2012 while your debt and convertible transaction revenues increased 1,094%. Similarly, you disclose that you executed four strategic advisory transactions in the third quarter of 2013 compared to three the previous year while your strategic advisory revenues increased 100.5%. To the extent such trends occur again in the future, please include a discussion to explain why the trends in the number of transactions do not correlate to the trends in the related revenues, and provide an analysis of the factors that are driving the significant changes in the respective line items.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or Sasha Pechenik at (202) 551-3541 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director